UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2025
Commission File Number: 001-42027
mF International Limited
2308, 23/F, The Center, 99 Queen's Road Central,
Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
mF International Limited, a British Virgin Islands company (the “Company”), is furnishing its unaudited condensed consolidated financial statements and notes for the six months ended June 30, 2025 and 2024. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: October 2, 2025	By:	/s/ Haoyu Wang
	Name:	Haoyu Wang
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of mF International Limited for the Six Months Ended June 30, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Exhibit 99-1
mF INTERNATIONAL LIMITED AND SUBSIDIARIES

mF International Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2024 and June 30, 2025

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Assets
Current assets
Cash	19,659,787	12,877,052	1,640,410
Restricted cash	2,340,000	2,340,000	298,093
Accounts receivable, net	1,120,562	389,104	49,568
Prepaid expenses and deposits, current, net	10,540,963	8,844,912	1,126,754
Investment at fair value	343,862	343,862	43,805
Total current assets	34,005,174	24,794,930	3,158,630

Non-current assets
Property and equipment, net	403,107	304,993	38,853
Intangible assets, net	18,787,163	17,569,561	2,238,190
Operating lease right-of-use assets	1,563,916	852,343	108,580
Prepaid expenses and deposits, non-current, net	3,546,051	219,040	27,904
Total non-current assets	24,300,237	18,945,937	2,413,527

Total assets	58,305,411	43,740,867	5,572,157

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other payables	2,520,843	1,227,915	156,424
Amount due to a related party	306,110	-	-
Bank borrowings, current	4,012,047	3,756,931	478,596
Contract liabilities	8,669,448	12,302,724	1,567,246
Operating lease liabilities, current	1,440,666	852,343	108,580
Income tax payable	93,409	93,409	11,899
Total current liabilities	17,042,523	18,233,322	2,322,745

Non-current liabilities
Contract liabilities, non-current	104,714	100,427	12,793
Bank borrowings, non-current	2,047,639	314,363	40,047
Operating lease liabilities, non-current	123,249	-	-
Deferred tax liabilities, net	3,074,714	2,862,758	364,687
Total non-current liabilities	5,350,316	3,277,548	417,527

Total liabilities	22,392,839	21,510,870	2,740,272

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Class A and Class B Ordinary Shares, authorized to issue an Unlimited number of ordinary shares of no par value, 1,656,459 (Class A , 525,597, and Class B, 1,130,862) shares issued and outstanding as of December 31, 2024 and June 30, 2025 *	3,900	3,900	500
Additional paid-in capital	46,418,547	46,418,547	5,950,729
Retained earnings	(10,432,447)	(24,127,811)	(3,094,671)
Accumulated other comprehensive loss	(77,428)	(64,639)	(24,673)
Total shareholders’ equity	35,912,572	22,229,997	2,831,885

Total liabilities and shareholders’ equity	58,305,411	43,740,867	5,572,157
*Giving retroactive effect to the 8 to 1 share consolidation effected on July 10, 2025. See Note 13 for additional information.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

mF International Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended June 30, 2024 and 2025

	For the six months ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Revenue	12,470,969	15,069,401	1,919,693
Cost of revenue	7,184,748	9,712,918	1,237,330
Gross profit	5,286,221	5,356,483	682,363

Operating expenses
Selling and marketing expense	918,731	3,206,886	408,526
Research and development expense	109,231	20,911	2,664
General and administrative expense	10,580,763	16,198,821	2,063,570
Total operating expenses	11,608,725	19,426,618	2,474,760
Loss from operations	(6,322,504)	(14,070,135)	(1,792,397)

Other (expenses) income
Other (expenses) income , net	(18,096)	5,520	703
Interest (expense) income, net	(99,354)	157,295	20,038
Total other (expenses) income, net	(117,450)	162,815	20,741

Loss before income taxes	(6,439,954)	(13,907,320)	(1,771,656)
Income tax benefit	(893,363)	(211,956)	(27,001)
Net loss	(5,546,591)	(13,695,364)	(1,744,655)

Other comprehensive loss
Foreign currency translation adjustment	3,480	12,789	(46,780)
Comprehensive loss	(5,543,111)	(13,682,575)	(1,791,435)

Weighted average Class A Ordinary Shares outstanding – basic and diluted*	525,597	525,597	525,597
Weighted average Class B Ordinary Shares outstanding – basic and diluted*	1,130,862	1,130,862	1,130,862
Total weighted average Class A and B shares outstanding – basic and diluted*	1,656,459	1,656,459	1,656,459

Loss per Class A Ordinary Share – basic and diluted*	(3.35)	(8.27)	(1.05)
Loss per Class B Ordinary Share – basic and diluted*	(3.35)	(8.27)	(1.05)
*Giving retroactive effect to the 8 to 1 share consolidation effected on July 10, 2025. See Note 13 for additional information.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

mF International Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended June 30, 2024 and 2025

	For the six months ended June 30, 2024
	Class A and Class B Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Earnings	Loss	Total
		HK$	HK$	HK$	HK$	HK$
Balance as of December 31, 2023	1,448,126	3,900	2,042,379	9,778,545	(81,392)	11,743,432

Net loss	-	-	-	(5,546,591)	-	(5,546,591)

Issuance of Ordinary Shares — initial public offer ("IPO"), net of issuance costs	208,333	-	44,376,168	-	-	44,376,168

Foreign currency translation adjustments	-	-	-	-	3,480	3,480

Balance as of June 30, 2024	1,656,459	3,900	46,418,547	4,231,954	(77,912)	50,576,489

	For the six months ended June 30, 2025
	Class A and Class B Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares *	Amount	Capital	Earnings	Loss	Total
		HK$	HK$	HK$	HK$	HK$
Balance as of December 31, 2024	1,656,459	3,900	46,418,547	(10,432,447)	(77,428)	35,912,572

Net loss	-	-	-	(13,695,364)	-	(13,695,364)

Foreign currency translation adjustments	-	-	-	-	12,789	12,789

Balance as of June 30, 2025	1,656,459	3,900	46,418,547	(24,127,811)	(64,639)	22,229,997

		US$	US$	US$	US$	US$
Balance as of June 30, 2025	1,656,459	500	5,950,728	(3,094,671)	(24,673)	2,831,885

*Giving retroactive effect to the 8 to 1 share consolidation effected on July 10, 2025. See Note 13 for additional information.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

mF International Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2024 and 2025

	For the six months ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities:
Net loss	(5,546,591)	(13,695,364)	(1,744,655)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	17,055	129,135	16,451
Amortization of intangible assets	2,464,762	3,055,900	389,292
Amortization of right-of-use assets and interest of lease liabilities	751,883	742,500	94,587
Allowance for credit losses	72,706	(1,552)	(198)
Deferred tax benefit	(893,363)	(211,956)	(27,001)

Changes in operating assets and liabilities:
Accounts receivable	1,394,196	751,009	95,671
Prepaid expenses	(18,145,576)	5,224,104	665,500
Deposits and other current assets	(403,250)	(219,040)	(27,903)
Accrued expenses and other payables	(1,405,535)	(1,292,929)	(164,706)
Contract liabilities	4,870,301	3,628,989	462,297
Income tax payable	(124,069)	-	-
Operating lease liabilities	(757,500)	(742,500)	(94,587)
Net cash used in operating activities	(17,704,981)	(2,631,704)	(335,252)

Cash flows from investing activities:
Purchase of property and equipment	(8,900)	(31,020)	(3,952)
Costs incurred for software development	(3,712,889)	(1,838,298)	(234,181)
Net cash used in investing activities	(3,721,789)	(1,869,318)	(238,133)

Cash flows from financing activities:
Repayment of bank borrowings	(1,901,322)	(1,988,392)	(253,302)
Repayment to a related party	-	(306,110)	(38,995)
Proceeds from IPO, net of offering costs	49,360,502	-	-
Net cash provided by (used in) financing activities	47,459,180	(2,294,502)	(292,297)

Effect of exchange rate changes on cash and restricted cash	3,480	12,789	1,629

Net change in cash and restricted cash	26,035,890	(6,782,735)	(864,053)

Cash and restricted cash, beginning of period	6,810,418	21,999,787	2,802,556

Cash and restricted cash, end of period	32,846,308	15,217,052	1,938,503

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash and cash equivalents	30,506,308	12,877,052	1,640,410
Restricted cash	2,340,000	2,340,000	298,093
Total cash and restricted cash	32,846,308	15,217,052	1,938,503

Supplemental disclosure information:
Cash paid for income tax	124,069	-	-
Cash paid for interest	180,614	87,367	11,128
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
1. Organization and Business Description
Organization and Nature of Operations
mF International Limited (the “Company” or “mF International”) is a limited liability company established under the laws of the British Virgin Islands on June 15, 2022. The Company is a holding company with no business operation. The Company conducts its business mainly through its subsidiaries in Hong Kong (collectively, the “Group”). While the Group is principally engaged in research and development and sales of financial trading solutions via internet or platform as software as a service, it plans to reorganize its business and introduce investment management by establishing two additional subsidiaries.
As of the date of this report, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Ownership	Principal activity
m-FINANCE Limited (“m-FINANCE”)	Hong Kong February 11, 2002	100% owned by the Company	Engages in development and provision of financial trading solutions.
m-FINANCE Trading Technologies Limited (“mFTT”)	Hong Kong March 21, 2013	100% owned by m-FINANCE	Engages in business of liquidity provider related services and other financial value-added services.
Omegatraders Systems Limited (“OTX “)	Hong Kong December 10, 2009	100% owned by m-FINANCE	Engages in the business of algorithm trading research & development and investment.
Master Info Limited ("MIL")	British Virgin Islands August 15, 2025	100% owned by the Company	Serves as an investment holding vehicle to facilitate and manage the Company's investment activities.
CAT Strategy Limited ("CAT")	Hong Kong August 15, 2025	100% owned by the Company	Serves as the Company's operational hub, supporting role for day-to-day business such as recruitment, office leasing and other administrative operations.

Initial Public Offering
On April 24, 2024, the Company completed its IPO of 208,333 Ordinary Shares* at a public offering price of $36 per share* on Nasdaq Capital Market under the symbol “MFI.” It received net proceeds of $5,689,251.00 (44376168) after deducting underwriting discounts, commissions, legal fees, investor relations and indemnity escrow of $1,234,108.00 (HK$9,626,043), as well as deferred offering costs of $576,643.00 (HK$4,497,815). Deferred, direct offering costs were capitalized and consisted of fees and expenses incurred in connection with the sale of our Ordinary Shares in the IPO, including the legal, accounting, printing and other offering-related costs. Upon completion of the IPO, these deferred offering costs were reclassified from current assets to shareholders’ equity and recorded against the net proceeds from the offering.
*    Giving retroactive effect to the 8 for 1 share consolidation effected on July 10, 2025. See Note 13 for additional information

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for the full year of 2025. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2023 and 2024.
The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
Use of Estimates and Assumptions
The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for credit losses for accounts receivable and impairment assessment for the internally developed software. Actual results could differ from those estimates.
Foreign Currency Translation
The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”). For the Company’s subsidiaries in Hong Kong, the functional currency is HK$. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.
In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying unaudited condensed consolidated statements of income and comprehensive income.
Convenience Translation
Translations of amounts in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated statements of changes in shareholders’ equity and unaudited condensed consolidated statements of cash flows from HK$ into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8499, which was the foreign exchange rate on June 30, 2025, as published in H.10 statistical release of the United States Federal Reserve Board in its weekly release on June 30, 2025. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Investment at fair value
Investment at fair value represents the amount of short-term foreign exchange investment made by the Company involving buying the currency of one country while selling that of another with the intention to optimize a trading algorithm based on live market interactions. The management of the Company intended to retain such funds to continue making short-term foreign exchange investment in such investment accounts in the near future. Such balance is classified as current asset and measured in fair value under ASC 820. Any gain or loss arising from the transactions would be recognized in profit or loss.
Fair Value of Financial Instruments
The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.
ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1 - Quoted prices in active markets for identical assets and liabilities.
Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, amounts due from related parties, operating lease, prepaid expenses and other current assets, contract liabilities, income taxes payable, amounts due to a related party, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2024 and June 30, 2025 owing to their short-term nature or present value of the assets and liabilities.
The Company values its short-term investments which mainly consist of foreign exchange investment with certain brokerage companies to trade with foreign currencies, based on the quoted market value and the Company classifies the valuation techniques that use these inputs as Level 1, because the prices of the foreign currencies are quoted in the active market.
The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as shown in the following table.

	December 31, 2024
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
Assets
Investment at fair value - Foreign exchange investment	343,862	-	-	343,862

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)

	June 30, 2025
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
Assets
Investment at fair value - Foreign exchange investment	343,862	-	-	343,862
	US$	US$	US$	US$
Investment at fair value - Foreign exchange investment	43,805	-	-	43,805
The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.
Cash
Cash include cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation with original maturities of less than three months. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HKD800,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.
Restricted Cash
Restricted cash represents an indemnity escrow that was funded by the Company and held by the escrow agent for the purpose of satisfying the indemnification obligations of the Company pursuant to the underwriting agreement in connection with the IPO. The escrow will be refundable in 18 months following the close of the IPO on April 24, 2024.
Accounts Receivable
The Company carries accounts receivable at the face amounts less an allowance for estimated credit losses. The Company establishes an allowance for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. Management reviews the adequacy of its allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. As of December 31, 2024 and June 30, 2025, the allowance for credit losses was HK$966,947 and HK$947,396 (US$120,689), respectively. A receivable balance is written off when deemed uncollectable, which typically means once a customer cannot be reached and there has been no payment activity on the account for over 365 days.

Prepaid expenses and deposits
Prepaid expenses represent advance payments made to the service providers for the IT solution services, insurance, legal and professional services, marketing and promotion, repair and maintenance and telecommunications. Prepaid expenses are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and June 30, 2025, management believes that the Company’s prepaid expenses are not impaired.
Prepaid expenses represent advance payments made to the service providers for the IT solution services and the vendors for certain prepaid services such as marketing and insurance. Deposits include the retainer fee to the Company's investors relationship company, which payment is classified as non-current. Utility and rental security deposits made to an electrical company and a lessor for the Company’s office leased since January 2022. The office lease that was renewed in January 2024 will expire in January 2026. The security deposits will be refunded to the Company upon the termination of the electrical services, the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Prepaid expenses and deposits are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company establishes an allowance for credit losses using the current expected credit loss model (“CECL model”) under ASC 326.

To estimate the expected credit losses related to the prepaid expenses and deposits, the Company identified the nature of the individual prepaid expense and deposit item and measured the relevant risk characteristics of its prepaid expenses and deposits with low risk, medium risk, high risk and default. For each pool of prepaid expense and deposit, the Company considered its historical loss experience with the vendor, current and future business conditions and economic environment in which the vendor operates as well as specific industry factors as of the date this report was issued. The Company also evaluated the external data and macroeconomic factors. As of December 31, 2024 and June 30, 2025, the Company anticipated that the expected credit risk of prepaid expenses and deposits as low. As of December 31, 2024, an allowance for credit losses for its current portion of prepaid expenses and deposits and non-current portion of prepaid expenses and deposits were HK$103,182 and HK$24,273, respectively. As of June 30, 2025, the Company recognized an allowance for credit losses for its current portion of prepaid expenses and deposits and non-current portion of prepaid expenses and deposits in an amount of HK$117,921 (US$15,022) and HK$3,260 (US$415), respectively.

Deferred IPO costs
Deferred IPO costs consist primarily of direct expenses paid to attorneys, consultants, underwriters, and other parties related to the Company’s IPO. The balance was offset with the proceeds received at the closing of the IPO. The Company completed its IPO on April 24, 2024 and reclassified its deferred offering costs, HK$4,497,815 (US$576,643), from non-current assets to shareholders’ equity and recorded against the net proceeds from the offering.
Lease
The adoption of Topic 842 resulted in the presentation of operating lease right of use (“ROU”) assets and operating lease liabilities on the unaudited condensed consolidated balance Sheets. See Note 8 for additional information.
At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.
The operating right-of-use assets and related operating lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.
The lease standard provides practical expedients for an entity ongoing accounting. The Company elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend or renew the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.
The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.
The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets.
Operating lease right-of-use of assets
The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Operating lease liabilities
Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.
Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company's assessment of option purchases, contract extensions or termination options.
Property and Equipment, net
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Computer equipment	2 years
Furniture and fixture	3 years
Office equipment	3 years
Leasehold improvements	Shorter of 5 years or the remaining lease term
Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of Income and comprehensive income in other income or expenses.
The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.
Intangible assets, net
The Company’s internally developed software is used in providing financial trading solutions services to customers and the customers access and uses the software over the internet or via a dedicated line in which an end user of the software does not take possession of the software. In accordance with ASC 350-40, internally developed software is capitalized during the application development stage. Research and development expenses related to salaries and payroll related costs for employees involved in the preliminary project stage and activities occurring after the implementation of the software are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Development costs cease capitalization upon completion of all substantial testing when the software is substantially complete and ready for its intended use and are amortized on a straight-line basis over the estimated useful life, which is generally three years. Amortization of internal-use software begins when the software is ready for its intended use.
The Company evaluates annually its intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairments of intangible assets as of December 31, 2024 and June 30, 2025.
The estimated useful lives of intangible assets are as follows:

Internally developed software	3 years
Software	3 years

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Impairment of Long-Lived Assets
The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the six months ended June 30, 2024 and 2025.
Revenue Recognition
The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
Step 1: Identify the contract with the customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when the company satisfies a performance obligation.
The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.
The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.
As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.
The Company is engaged in the development and provision of financial trading solutions to customers via internet or platform as software as a service.
The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
The Company enters into contracts with customers that include promises to transfer various services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.
The Company provides trading solution services to customers (including brokers and institutional clients) for their trading on forex, commodity and bullion, through the Company’s internally developed trading platform as software as a service. The Company’s internally developed software is used in providing financial trading solutions services to customers and the customers access and uses the software over the internet or via a dedicated line in which an end user of the software does not take possession of the software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions and back-office settlement operations. In a contract with a customer, it would normally require the Company to perform or delivery one or more of the following in return for a consideration. The contract normally includes one or more of the following services, subject to the request of the customers, and the transaction price of each service fee has stated stand-alone in the contract with reference to the Company’s price list. The Company identified each distinct

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms.
The Company’s principal revenue stream includes:
(a)    Initial set up, installation and customization services
The Company provides initial set up, installation and customization services of trading platform solution and financial value-added services for each customer as agreed upon in the contracts. Initial set up, installation and customization services are services to help the customer to configure the platform according to the needs of the customers. The Company provides specific customization as part of its development and provision of financial trading solutions. The Company’s customization services include development of customer-requested functions and features on the Company’s platform per customer specifications, i.e., the software specifications. Such services are undertaken specifically for the customer in question and do not necessarily benefit other customers.
As the initial set up, installation and customization services are capable of being distinct and the promise to transfer the service is distinct within the context of the contract, the Company concludes that the initial set up, installation and customization services to be accounted for as a single performance obligation. The entire transaction prices of initial set up, installation and customization services are allocated to a single performance obligation and the Company recognizes revenue based on its effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer. The Company uses the input method to represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned.
(b)    Subscriptions
The Company provides customers the right to access its internally developed trading platform for the use of the trading solutions services for a specified period of time.
The Company concludes that each monthly subscription fee (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscriptions ratably when it satisfies its performance obligations throughout the contract terms.
(c)    Hosting, support and maintenance services
The Company provides hosting, technical support and maintenance services to customers for the use of the trading solutions services for a specific period. The Company concludes that each monthly hosting, support and maintenance service fee (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly hosting, support and maintenance service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from hosting, support and maintenance services ratably when it satisfies its performance obligations throughout the contract terms.
(d)    Liquidity services
The Company provides liquidity services to customers for the use of the fully automatic hedging solutions and sending their clients’ orders directly to liquidity providers such as institutional brokers, market makers, exchanges and prime of prime brokers. The Company’s liquidity services enable its customers to access and match with the liquidity made available by liquidity providers through the Company’s trading solutions. The liquidity services are distinct and are identified as one performance obligation. As stipulated in the contract, the Company will charge a liquidity service income based on the transaction volume of orders sent directly to the liquidity providers under the liquidity services provided by the Company, with a minimum monthly fee for certain customers. The Company will review the customers’ transaction

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
volume of orders monthly and the revenue from providing liquidity services between customers and liquidity providers is recognized at a point in time.
(e)    White label services
The Company provides white label services to customers by allowing them to add additional labels or brands to the trading platform services. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost. The Company concludes that each monthly white label service fee at fixed rate (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly white label service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from white label services ratably when it satisfies its performance obligations throughout the contract terms.
(f)    Quotes/news/package subscription services
The Company provides subscription services to customers for professional strategy analysis, economic calendar, instant news, real-time quotes and data feed. The Company will subscribe for the information or data from the service providers and will convert the raw data into usable data that can be used in the trading platform of the Company. The Company concludes that each monthly subscription fee at a fixed rate (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscription services ratably when it satisfies its performance obligations throughout the contract terms.
The following table presents disaggregated information of revenues by business lines for the six months ended June 30, 2024 and 2025, respectively:

	For the six months ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Initial set up, installation and customization services	1,106,009	2,032,523	258,923
Subscriptions	5,407,403	6,772,897	862,800
Hosting, support and maintenance services	2,331,269	2,845,614	362,504
Liquidity services	983,104	667,873	85,080
White label services	1,494,188	1,560,822	198,833
Quotes/news/package subscription services	1,148,996	1,189,672	151,553
Total revenue	12,470,969	15,069,401	1,919,693
Revenue disaggregated by timing of revenue recognition for six months ended June 30, 2024 and 2025 is disclosed in the table below:

	For the six months ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Point in time	2,089,113	2,700,396	344,004
Over time	10,381,856	12,369,005	1,575,689
Total revenue	12,470,969	15,069,401	1,919,693

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. There was no loss contract for the six months ended June 30, 2024 and 2025. As of December 31, 2024 and June 30, 2025, the estimated amount of contract liabilities to be recognized in revenue beyond 12 months will be HK$104,714 and HK$100,427 (US$12,793), respectively.
Cost of Revenue
The Company’s cost of revenue is primarily comprised of the amortization of the internally developed software, staff costs and other direct costs associated with providing trading solution services, including data center and support costs related to delivering online services. These costs are expenses as incurred.
Contract Liabilities
The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation service fee received from trading solution services.
Contract Liabilities are recognized when the customers pay consideration before the Company recognizes the related revenue. Contract Liabilities would also be recognized if the Company has an unconditional right to receive consideration before the Company recognizes the related revenue.
Research and development
Research and development expenses primarily consist of payroll and other personnel-related expenses of the Company’s software development team.
Income Taxes
The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.
The Company believes there were no uncertain tax positions as of December 31, 2024 and June 30, 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the profits tax returns filed for the tax years from 2018 to 2024 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. The Company is not currently under examination by an income tax authority, nor has it been notified that an examination is contemplated.
Earnings (Loss) Per Share
The Company computes earnings (loss) per share (“EPS”) of Class A Ordinary Shares and Class B Ordinary Shares using the two-class method in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2024 and June 30, 2025, there were no dilutive shares.
In accordance with the Company’s Memorandum and Articles of Association, holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights.
Comprehensive Loss
Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.
Commitments and Contingencies
In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.
Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.
Related parties
Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.
Segment Reporting
In accordance with ASU 2023-07, Segment Reporting (ASC 280), an operating segment is identified as a component of an enterprise of which separate financial information and operating results are available and regularly reviewed by the Company’s chief operating decision maker (“CODM”). The Company has one operating and reportable segment with one business activity – sale of financial trading solutions via internet or platform to customers. The Company’s CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis. The CODM uses the consolidated income or loss from operations and net income (loss) to evaluate financial performance, make decisions and allocate resources. The CODM also reviews the functional expenses such as selling and marketing expenses, research and development expenses and general and administrative expense at the consolidated level to manage the Company’s operations. All the Company’s assets are located in Hong Kong and all of the Company’s revenues and expenses were derived in Hong Kong. The CODM does not use asset or liability information in assessing the Company’s operating segment.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Significant Risks
Market Risk of Financial Instruments
We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investments at fair value consisting of short-term foreign exchange investments made by the Company which is denominated in the US$. The fluctuation in US$ may result in increase or decrease in the value of our investments at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.
The trades of foreign currencies conducted by the Company are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD, CAD and NZD, etc. Fluctuation in exchange rates, changes in monetary and/or fiscal policy or inflation in the countries in which the Company paired its trades of foreign currencies could have a material adverse effect on its results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of its foreign exchange positions.
Currency Risk
The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.
Concentration and Credit Risk
Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and restricted cash, accounts receivable, prepaid expenses and deposits. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Hong Kong. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.
For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management. The management considers the credit risk of prepayment to be relatively low, and there is no material impact over the initial adoption of CECL model because the advanced payments made to the service providers for the IT solution and insurance services and the vendors for certain prepaid services were mainly for the coming 12 months.
For the six months ended June 30, 2024 and 2025, all of the Company’s assets were located in Hong Kong and all of the Company’s revenues were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.
For the six months ended June 30, 2024, no customer accounted for over 10% of the Company’s total revenue. For the six months ended June 30, 2025 , one customer accounted for approximately 11.2% of the Company’s total revenue.
Three customers’ accounts receivable accounted for 40.3%, 16.8% and 16.2% of the total accounts receivable as of December 31, 2024, respectively.

As of June 30, 2025, four customers’ accounts receivable accounted for 26.2%, 25.3%, 11.0% and 10.7%, respectively, of the total accounts receivable.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
For the six months ended June 30, 2024 and 2025, no vendor accounted for over 10% of the Company’s total cost of revenue.
As of December 31, 2024 and June 30, 2025, no supplier’s accounts payable accounted for 10% of the total accounts payable.

Interest rate risk
Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.
Recently Issued Accounting Standards adopted by the Company
The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted this guidance during the year ended December 31, 2024. The impact of the adoption of this guidance was not material to our financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements. See Segment Reporting above for further details.
Recently Issued Accounting Standards, not yet Adopted by the Company
The ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025clarified the effective date of ASU 2024-03 published on November 4, 2024. ASU 2024-03 expanded the disclosure of financial statements under ASC220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements, while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
The ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances existing income tax disclosures primarily related to the rate reconciliation and income taxes paid information. With regard to the improvements to disclosures of rate reconciliation, a public business entity is required on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Similarly, a public entity is required to provide the amount of income taxes paid (net of refunds received) disaggregated by (1) federal, state, and foreign taxes and by (2) individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, for example, an entity is required to provide (1) pretax income (or loss) from continuing operations disaggregated between domestic and foreign, and (2) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. The ASU will be effective for annual periods beginning after December 15, 2024. Entities are required to apply the ASU on a prospective basis. While the adoption of ASU 2023-09 is not expected to materially impact the Company’s consolidated

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
balance sheets, statements of income and comprehensive income, cash flows or disclosures, the Company is assessing which method to adopt.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

3. Accounts Receivable, net
Accounts receivable, net consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Accounts receivable	2,087,509	1,336,500	170,257
Less: allowance for credit losses	(966,947)	(947,396)	(120,689)
Accounts receivable, net	1,120,562	389,104	49,568
The movement of allowance for credit losses was as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Beginning balance	1,495,119	966,947	123,180
Write off	(1,318,165)	-	-
Addition	789,993	-	-
Recovery	-	(19,551)	(2,491)
Ending balance	966,947	947,396	120,689
4. Contract Liabilities
Contract liabilities consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Billings in advance of performance obligation under contracts, current	8,669,448	12,302,724	1,567,246
Billings in advance of performance obligation under contracts, non-current	104,714	100,427	12,793
The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts, which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation and customization service fee received from trading solution services.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
4. Contract Liabilities (Continued)
The movement in contract liabilities was as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Beginning balance	4,619,690	8,774,162	1,117,742
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(6,388,598)	(8,265,957)	(1,053,002)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	10,543,070	11,894,946	1,515,299
Ending balance	8,774,162	12,403,151	1,580,039
Less: Amount expected to be recognized as revenue beyond 12 months	(104,714)	(100,427)	(12,793)
Amount expected to be recognized as revenue in 12 months	8,669,448	12,302,724	1,567,246

5. Prepaid Expenses and Deposits, net
Prepaid expenses and deposits, net consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Rental and utility deposits	445,272	445,272	56,723
Prepaid insurance	863,840	34,808	4,434
Prepaid legal and professional fees	4,043,686	3,002,173	382,447
Prepaid marketing	8,731,108	5,611,109	714,800
Prepaid repair and maintenance	80,737	60,147	7,662
Prepaid hardware/software procurement	-	11,045	1,407
Prepaid others	25,553	20,579	2,622
Total prepaid expenses and deposits	14,190,196	9,185,133	1,170,095
Less: allowance for credit losses	(103,182)	(121,181)	(15,437)
Prepaid expenses and deposits, net	14,087,014	9,063,952	1,154,658
Less: amount classified as prepaid expenses and deposits, non-current	(3,546,051)	(219,040)	(27,904)
Prepaid expense and other current assets, current	10,540,963	8,844,912	1,126,754
Prepaid expenses and deposits, non-current, net comprised of the following:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
5. Prepaid Expenses and Deposits, net (Continued)

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Rental deposits	431,972	-	-
Prepaid legal and professional fees	682,500	222,300	28,319
Prepaid marketing	2,414,082	-	-
Prepaid repair and maintenance	41,770	-	-
Prepaid expenses, non-current	3,570,324	222,300	28,319
Less: allowance for credit losses	(24,273)	(3,260)	(415)
	3,546,051	219,040	27,904
The movement of allowance for credit losses was as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Beginning balance	103,182	103,182	13,144
Addition	-	17,999	2,293
Ending balance	103,182	121,181	15,437

6. Property and Equipment, net
Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Computer equipment	2,560,271	2,582,591	328,997
Furniture and fixture	590,217	598,917	76,296
Office equipment	90,057	90,057	11,472
Leasehold improvements	652,073	652,073	83,068
Less: accumulated depreciation	(3,489,511)	(3,618,645)	(460,980)
Net book value	403,107	304,993	38,853
Depreciation expense of property and equipment totalled HK$17,055 and HK$129,135 (US$16,451) for the six months ended June 30, 2024 and 2025, respectively.

7. Intangible Assets, net
Intangible assets, stated at cost less accumulated amortization, consisted of the following:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
7. Intangible Assets, net (Continued)

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Software	223,381	227,081	28,928
Internally developed software	70,655,285	72,489,883	9,234,498
Less: accumulated amortization	(52,091,503)	(55,147,403)	(7,025,236)
Intangible assets, net	18,787,163	17,569,561	2,238,190
Amortization expense of intangible assets totalled HK$2,464,762 and HK$3,055,900 (US$389,292) for the six months ended June 30, 2024 and 2025, respectively. No impairment charge was recognized for any of the periods presented.
Amortization expense expected for the next five years is as follows:

Year ending December 31,	HK$	US$
2025 (remaining)	3,434,585	437,533
2026	5,713,679	727,867
2027	5,221,544	665,173
2028	1,990,795	253,608
2029	1,208,958	154,009
Total	17,569,561	2,238,190
8. Leases
The Company leases an office under a non-cancelable operating lease agreement. Pursuant to the new lease standard ASC 842-10-55, this lease is treated as an operating lease. The Company’s lease agreement does not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. This lease is on a fixed payment basis. None of the leases include contingent rentals.

Description of lease	Lease term
Office at Wanchai, Hong Kong	2 years from January 31, 2022 to January 30, 2024
Office at Wanchai, Hong Kong	2 years from January 31, 2024 to January 30, 2026
(a) Amounts recognized in the consolidated balance sheet:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Right-of-use assets	1,563,916	852,343	108,580

Operating lease liabilities - current	1,440,666	852,343	108,580
Operating lease liabilities - non-current	123,249	-	-

Weighted average remaining lease term (in years)	1.08	0.59
Weighted average discount rate (%)	4.88	4.88

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
8. Leases (Continued)
(b) A summary of lease cost recognized in the Company’s unaudited condensed consolidated statements of income and supplemental cash flow information related to operating leases for the six months ended June 30, 2024 and 2025 is as follows:

	June 30, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Amortization charge of right-of-use assets	751,883	742,500	94,587
Operating lease expense	805,297	795,795	101,376
Cash paid for operating leases	757,500	742,500	94,587
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	-	-	-
(c) The following table shows the remaining contractual maturities of the Company’s operating lease liabilities as of June 30, 2025:

	HK$	US$
2025 (remaining)	742,500	94,587
2026	123,750	15,765
Total future lease payments	866,250	110,352
Less: imputed interest	(13,907)	(1,772)
Present value of operating lease liabilities	852,343	108,580
9. Accrued Expenses and Other Payables
Components of accrued expenses and other current liabilities are as follows:

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Accrued bonus	2,068,692	198,700	25,312
Accrued commission	75,713	80,818	10,295
Accrued employee benefits	99,512	104,542	13,318
Accrued legal and professional fee	-	592,066	75,424
Accrued network and data services	146,857	189,462	24,136
Accrued others	130,069	62,327	7,939
Total accrued expenses and other payables	2,520,843	1,227,915	156,424
10. Bank Borrowings
Components of bank borrowings are as follows as of:

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
10. Bank Borrowings (Continued)

	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
Bank of Communications (Hong Kong) Limited – Loan 1 (1)	2,358,837	1,489,754	189,780
Standard Chartered Bank (Hong Kong) Limited – Loan 2 (2)	1,917,055	1,287,524	164,018
Standard Chartered Bank (Hong Kong) Limited – Loan 3 (3)	1,414,102	1,053,016	134,144
Standard Chartered Bank (Hong Kong) Limited – Loan 4 (4)	369,692	241,000	30,701
Total	6,059,686	4,071,294	518,643

Less: current portion of long-term bank borrowings	(4,012,047)	(3,756,931)	(478,596)
Non-current portion of long-term bank borrowings	2,047,639	314,363	40,047
(1)On April 25, 2019, m-FINANCE borrowed HK$11,000,000 as working capital for 7 years from April 25, 2019 to April 24, 2026 at an annual interest rate of 4.250% under the loan agreement with Bank of Communications (Hong Kong) Limited signed on April 16, 2019. The loan is secured by a personal guarantee from Tai Wai (Stephen) Lam, who is the director of the Company.
(2)On December 22, 2020, m-FINANCE borrowed HK$5,000,000 as working capital for 60 months from December 22, 2020 to December 22, 2025 at an annual interest rate of 3.00% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan is secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors of the Company.
(3)On November 2, 2021, mFTT borrowed HK$2,847,150 as working capital for 5 years from November 2, 2021 to November 2, 2026 at an annual interest rate of 3.00% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan is secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors of the Company.
(4)On May 31, 2021, m-FINANCE borrowed HK$1,000,000 as working capital for 5 years from May 31, 2021 to May 31, 2026 at an annual interest rate of 3.00% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan is secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors of the Company.
Interest expenses pertaining to the above bank borrowings for the six months ended June 30, 2024 and 2025 amounted to HK$151,282 and HK$91,002 (US$11,593), respectively. The weighted average annual interest rate for the six months ended June 30, 2024 and 2025 was 3.3% and 3.6%, respectively.
Maturities of the bank borrowings were as follows:

	HK$	US$
Year ending December 31,
2025 (remaining)	2,079,204	264,870
2026	2,069,833	263,676
Total bank borrowings repayments	4,149,037	528,546
Less: imputed interest	(77,743)	(9,903)
Total	4,071,294	518,643

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
11. Income Taxes
British Virgin Islands
Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.
Hong Kong
In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.
The components of the income tax provision were as follows:

	For the six months ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Current tax:
Hong Kong	-	-	-
Total current tax	-	-	-

Deferred tax:
Hong Kong	(893,363)	(211,956)	(27,001)
Total deferred tax	(893,363)	(211,956)	(27,001)
Total income tax benefit	(893,363)	(211,956)	(27,001)
The reconciliation of statutory income tax rate to our effective income tax rate was as follows:

	For the six months ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Loss before income taxes	(6,439,954)	(13,907,320)	(1,771,656)
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(1,062,592)	(2,294,708)	(292,323)
Reconciling items:
Tax effect of income that is not taxable	(3,652)	(2,133)	(272)
Tax effect of expenses that are not deductible	-	33,375	4,252
The effect of tax rates in different tax jurisdictions	1,079,543	1,611,660	205,310
Research and development credit (1)	(942,627)	(605,417)	(77,124)
Change in valuation allowance	-	1,045,140	133,141
Tax credits	(2,175)	(168)	(22)
Others	38,140	295	37
Income tax benefit	(893,363)	(211,956)	(27,001)
An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
11. Income Taxes (Continued)
Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2024 and 2025.
(1)Research and development credit was arising from the tax authority of Hong Kong provided enhanced tax deduction for expenditure incurred by enterprises on a qualifying research and development activity and enterprises will be able to enjoy additional tax deduction for expenditure incurred on domestic research and development.
Research and development expenditures eligible for deduction are classified into “Type A expenditures” which are qualified for 100 per cent deduction, and “Type B expenditures” which are qualified for the enhanced tax deduction. Type B expenditures have a two-tiered deduction regime. The deduction is 300% for the first HK$2 million of the aggregate amounts of payments made to designated local research institutions for qualifying research and development activities and expenditures incurred by enterprises from carrying out in-house qualifying research and development activities. The remaining amount is qualified for 200% deduction. There is no cap on the amount of enhanced tax deduction and the deduction is applicable to all enterprises. Enterprises can claim the enhanced tax deduction in relation to the qualifying research and development expenditures on or after April 1, 2018. Since the Company’s expenditures on research and development were incurred from carrying out in-house qualifying research and development activities, its expenditures on research and development were eligible for deduction as Type B expenditures.

12. Related Party Balance and Transactions
a.Due to a related party
As of December 31, 2024 and June 30, 2025, the balance of amount due to a related party was as follows:

		December 31, 2024	June 30, 2025	June 30, 2025
		HK$	HK$	US$
Gaderway Investments Limited	(1)	306,110	-	-
(1)Gaderway Investments Limited, a former shareholder of the Company. The balance represented the amount advanced to the Company. These amounts were unsecured, interest-free and repayable on demand. The entire balance due to Gaderway Investments Limited was settled by cash on May 20, 2025.
b.Personal guarantees from related parties for bank loans
Tai Wai (Stephen) Lam and Chi Weng Tam, the directors of the Company, have jointly or severally provided personal guarantees for several bank loans of the Company. For details, please refer to Note 10.
13. Shareholders’ Equity
Initial Public Offering (“IPO”)
On April 22, 2024, the Company completed its IPO of 208,333 Ordinary Shares* at a public offering price of $36 per Ordinary Share* on Nasdaq Capital Market under the symbol “MFI”. As a result of the offering, the outstanding and issued Ordinary Shares of the Company increased to 1,656,459*. The Company received net proceeds of $5,330,276 from the offering after deducting underwriting discounts, commissions, legal fees, investor relations, other related expenses and deferred IPO costs (see Note 2).
*    Giving retroactive effect to the 8 for 1 share consolidation effected on July 10, 2025.

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
13. Shareholders’ Equity (Continued)
Share Consolidation
On May 30, 2025, the board of directors and shareholders of the Company approved a share consolidation at a ratio of eight-to-one (8 to 1) (the "Share Consolidation"). As a result of the Share Consolidation, each of the 4,204,775 Class A ordinary shares and 9,046,892 Class B ordinary shares were automatically consolidated into 525,597 Class A ordinary shares of no par value, each with one vote per share (the “Class A Ordinary Shares”), and 1,130,862 Class B ordinary shares of no par value, each with twenty votes per share (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the "Ordinary Shares"), respectively, without any action on the part of the shareholders. The number of shares is presented on a retroactive basis to reflect the consolidation.
Beginning with the opening of trading on July 10, 2025, the Class A Ordinary Shares commenced trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “MFI,” but under a new CUSIP number of G6065C121. No fractional shares were issued in connection with the Share Consolidation. Instead, record holders who otherwise were entitled to receive fractional shares because they held a number of shares not evenly divisible by the Share Consolidation ratio automatically received an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who held shares through a brokerage firm, the Company rounded up fractional shares at the participant level. Cash was not paid for fractional shares.
The Company is authorized to issue an Unlimited number of Ordinary Shares, no par value per share. All of the Company’s issued and outstanding Ordinary Shares are fully paid and non-assessable. The Company’s Ordinary Shares are issued in registered form. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s Ordinary Shares. In addition, there are no provisions in the Company’s Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights as set forth in the Company’s Memorandum and Articles of Association in effect as of the date hereof. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to twenty votes per Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.
14. Commitments and Contingencies
Commitments
As of June 30, 2025, the Company did not have any significant capital and other commitments.
Contingencies
In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made.
15. Subsequent Events
On August 15, 2025, mF International Limited established two subsidiaries, CAT Strategy Limited and Master Info Limited. CAT Strategy Limited was incorporated as a limited liability company in Hong Kong Special Administrative Region with a share capital of HK$1 (US$0.01). Master Info Limited was incorporated as a limited liability company in the British Virgin Islands with 50,000 ordinary shares authorized at a par value of US$1 per share. The share capital of Master Info Limited upon formation is US$1. Both entities are wholly owned by mF International Limited.
On August 26, 2025, the Company entered into an unsecured term loan agreement with Fire Lucky Investment Co., Ltd. (the “Loan Agreement”), the controlling shareholder of the Company (“Fire Lucky”), pursuant to which Fire Lucky agreed to lend the Company $1,000,000 (the “Loan”). The Loan bears interest at the rate of 5% per annum, payable upon maturity of the Loan, matures on December 25, 2025, and is prepayable without penalty upon at least ten business days’ written

mF International Limited and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
15. Subsequent Events (Continued)
notice to Fire Lucky. As a related party transaction, the Loan was approved by the Company’s audit committee and its board of directors on August 25, 2025.
The Company evaluated all events and transactions that occurred after June 30, 2025 up through the date the Company issued the unaudited condensed consolidated financial statements. Other than the events disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.